
Mail Stop 4631

October 16, 2017

Via E-mail
Ben Stas
Chief Financial Officer
EWT Holdings I Corp.
181 Thorn Hill Road
Warrendale, PA 15086

> **Re:** **EWT Holdings I Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 11, 2017**
> **File No. 333-220785**

Dear Mr. Stas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2017 letter.

Principal and Selling Stockholders, page 180

1. We note your response to comment 3 of our letter. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. In your next amendment, please revise the table to include the number shares of our common stock owned by certain of your stockholders prior to this offering that have granted AEA EWT Holdings an irrevocable voting proxy. Please revise your footnote to remove the disclaimer.

Consolidated Financial Statements

Note 23. Subsequent Events, page F-50

2. Please revise your disclosure here and on page F-86 to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1. It is not clear to us why you deleted required and previously provided disclosures.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Vincent Grieco, Esq.
        Andrew Barkan, Esq.
        Meredith Mackey, Esq.